Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

September 6, 2022

Registration Statement No. 333-237579

Supplementing the Prospectus Supplement and Prospectus, each dated April 6, 2020

John Deere Capital Corporation

$750 million 4.050% Senior Notes Due September 8, 2025

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
A by Fitch Ratings, Inc.
Note Type:	Medium-Term Notes, Series H
Issue Size:	$750 million
Trade Date:	September 6, 2022
Settlement Date (T+2):	September 8, 2022
Maturity Date:	September 8, 2025
Benchmark Treasury:	3.125% due August 15, 2025
Benchmark Treasury Yield and Price:	3.568%; 98-24 3/4
Spread to Treasury:	+50 basis points
Reoffer Yield:	4.068%
Coupon:	4.050%
Coupon Payment Dates:	Semi-annually on March 8 and September 8, commencing on March 8, 2023 and ending on the Maturity Date.
Day Count:	30 / 360, Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	99.950% plus accrued interest from September 8, 2022
Gross Spread:	0.150%
Net Proceeds (%):	99.800% plus accrued interest from September 8, 2022
Net Proceeds ($):	$748,500,000 plus accrued interest from September 8, 2022
CUSIP / ISIN:	24422EWJ4 / US24422EWJ45
Joint Book-Running Managers:	Barclays Capital Inc.
BofA Securities, Inc.
Credit Agricole Securities (USA) Inc.
MUFG Securities Americas Inc.
Co-Managers:	BBVA Securities Inc.
BNP Paribas Securities Corp.
PNC Capital Markets LLC
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, BofA Securities, Inc. toll-free at 1-800-294-1322, Credit Agricole Securities (USA) Inc. toll-free at 1-866-807-6030 and MUFG Securities Americas Inc. toll-free at 1-877-649-6848.

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